UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K
CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): June 10, 2009

NTS MORTGAGE INCOME FUND
(Exact name of registrant as specified in its charter)

Delaware	**0-18550**	**61-1146077**
(State or other jurisdiction of incorporation)	(Commission file number)	(IRS Employer Identification No.)

10172 Linn Station Road
Louisville, Kentucky 40223
(Address of principal executive offices)

(502) 426-4800
(Registrant's telephone number, including area code)

N/A
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01. Other Events.

On June 10, 2009, the District Court of Appeal of Florida, Fifth District ("FLDCA5"), issued a ruling with respect to the lawsuit captioned, *Lake Forest Master Community Association, Inc. v. Orlando Lake Forest Joint Venture, et. al.*, No. 5D08-2096 (the "Lawsuit"). The FLDCA5 denied a Motion for Rehearing, Motion for Rehearing En Banc and Motion for Certification filed on April 17, 2009, as it relates to a ruling originally issued by the Court on April 3, 2009.

On August 3, 2007, Orlando Lake Forest Joint Venture (the "Joint Venture") was served with notice of the Lawsuit in Seminole County, Florida, by Lake Forest Master Community Association, Inc. (the "Association"), naming as defendants the Joint Venture, fifty percent (50%) of which is owned by the NTS Mortgage Income Fund (the "Fund"), and certain affiliated entities (the "Defendants"). The Lawsuit alleges that bridges, roadways, retaining walls, storm drains and other constructed facilities that were turned over to the Association in September 2005 were constructed with defects and deficiencies. The estimated value placed by the Association on the defects is approximately $4.5 million. The trial court held a hearing on December 19, 2007, to consider a motion for summary judgment, and on May 27, 2008, issued an order entering motion for summary judgment in favor of the Joint Venture. On June 20, 2008, however, the Association appealed the order to the FLDCA5, thus leading to the appellate decision on April 3, 2009, wherein FLDCA5 reversed the trial court's summary judgment ruling in favor of the Joint Venture and remanded the matter to the Circuit Court of Seminole County. The denial of the Defendants' Motion for Rehearing, Motion for Rehearing En Banc and Motion for Certification was issued on June 10, 2009 and was received by the Joint Venture on June 15, 2009. The Defendants are assessing various options available to them in this matter, but plan to continue to vigorously defend themselves in the Lawsuit.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

NTS MORTGAGE INCOME FUND



By: Gregory A. Wells
Its: Chief Financial Officer

Date: June 17, 2009